Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Six Months ended June 30, 2007 and 2006

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

Second Quarter Review of Fiscal 2007

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., is pleased to provide the following review of the Second Quarter 2007 and the outlook for the Third Quarter 2007.

Second Quarter Review

In Q2 2007, Canarc remained focused on the pre-feasibility program for the New Polaris gold mine project, including dewatering the underground mine workings, finalizing the current phase of metallurgical testwork, continuing the site-related environmental studies, developing the conceptual mine plan and completing the preliminary assessment.  This work program is now nearing completion and results should be released shortly.

Work also continued at the Benzdorp project in Suriname, with the geochemical soil and poknokker pit sampling program scheduled for completion by the end of July, subject to receipt of assays in August.  Benzdorp Gold NV, the joint venture company held by Canarc and our partner, Grassalco, the state mining company of Suriname, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.

At the Bellavista gold mine in Costa Rica, Glencairn Gold Corp. has not yet released its production for Q2.  However, they recently announced a temporary mine closure to assess unexpected ground movement in the area of the heap leach pads so Q3 production may be lower than anticipated.

Canarc also made significant progress on its program of new gold project acquisitions in Mexico during the 2nd quarter, 2007.  After optioning the Los Arrastres and Providencia properties (the”Providencia” project) in the 1st quarter, the Company has acquired an option to purchase a 100% interest in a second strategic gold property (the “Santiago” project).

The contiguous Santiago, Santiago II and Sanchez properties (173 hectares), located 12 km east of the town of Batopilas in the state of Chihuahua, Mexico, cover two prominent iron oxide-silica-clay alteration zones, one of which surrounds eight parallel, gold bearing quartz sulphide veins. These properties have been owned by the same family for over 100 years and have never been explored by modern methods. Local infrastructure is good as the properties are road accessible and a state power line crosses the properties.

In March 2006, SGM (Mexican Geological Survey) carried out a rock sampling program of the North Zone at Santiago and reported a 200 m long by 100 m wide by 70 m deep mineralized zone with potential to host bulk tonnage low grade gold mineralization. Based on Canarc’s resampling of three of the eight veins within the North Zone that returned high grade gold intervals such as 30.3 gpt gold over 2.3 m, 17.7 gpt gold over 2.5 m and 14.9 gpt gold over 2.1 m, there is clearly good potential for high grade gold mineralization as well as the bulk tonnage low grade potential.

A Phase 1 exploration program of vein mapping and sampling and extending the road to provide better access for drilling of the North Zone vein system will commence in the 3rd quarter 2007.  At the Providencia project, the Phase 1 exploration program of geological mapping, geochemical soil sampling and hand trenching got underway in May at Los Arrastres and should conclude in August, at which time the Company will compile the results and select top priority targets for the initial drilling program.

To fund exploration on its Mexican gold projects, including Santiago and Providencia, Canarc arranged a private placement totalling $1.1 million. The funds will also be used to acquire additional attractive gold properties in Mexico and for working capital.

Third Quarter Outlook

The preliminary assessment for the New Polaris gold mine project will be completed shortly. Subject to a positive outcome, management will then focus on evaluating alternatives for advancing the project to feasibility.  The feasibility program now under review consists of driving a decline from surface down to the 1050 mine level (1000 feet below surface), developing one or more drifts and raises within the C vein, trial mining of a bulk sample, shipping and processing of a representative portion for final metallurgical testing, finalizing the process flow sheet and completing a feasibility study.

In Mexico, the Phase 1 exploration programs at Providencia and Santiago should wrap up and subject to positive results, a Phase 2 program of trenching and drilling will get underway on the top priority targets of at least one project.  The Company also hopes to finalize some additional property acquisitions in Q3, 2007.

At Benzdorp, the geochemical data will be compiled and interpreted in the 3rd quarter in order to help identify drill targets for the next phase of work.

As of June 30, 2007, Canarc held cash and marketable securities of approximately $1 million. That figure has now risen to $2 million since the closing of the recent private placement financing in July.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person who reviewed the exploration data and visited the properties reported herein.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

August 8, 2007

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2007

The interim unaudited consolidated financial statements of Canarc Resource Corp. (the “Company”) for the six months ended June 30, 2007 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors.  The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

June 30,		December 31,
2007		2006
(Unaudited)		(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$315	$2,267
Marketable securities (Note 3)	695	522
Receivables and prepaids	134	105
Receivable from disposition of subsidiary - current portion (Note 4(c)(i))	25	50
	1,169	2,944
NONCURRENT ASSETS
Mineral properties (Note 4)	17,668	15,224
Equipment (Note 5)	6	7
Receivable from disposition of subsidiary - long-term portion (Note 4(c)(i))	200	200
Long-term investment (Note 6)	125	72
	17,999	15,503
	$19,168	$18,447

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$457	$235

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	53,945	55,629
Share subscriptions	11	-
Contributed surplus	2,027	1,855
Accumulated other comprehensive income	422	-
Deficit	(37,694)	(39,272)
	18,711	18,212
	$19,168	$18,447

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 4(d) and 7(a))

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Expenses:
Amortization	$-	$1	$1	$2
Corporate development	20	60	45	105
Employee and director remuneration (Note 8)	148	115	337	216
Foreign exchange gain	(82)	(124)	(121)	(74)
General and administrative	149	107	235	172
Shareholder relations	40	49	143	147
Stock-based compensation (Note 7(b))	141	444	234	450
Loss before the undernoted	(416)	(652)	(874)	(1,018)

Equity loss from investment in affiliated company	-	-	-	(7)
Gain from disposition of marketable securities	664	35	664	1,101
Write-down of marketable securities	-	(5)	-	(5)
Gain from disposition of subsidiary (Note 4(c))	-	600	-	600
Investment and other income	6	37	19	40
(Loss) income before income tax	254	15	(191)	711

Future income tax recovery	-	-	1,769	-
Income for the period	$254	$15	$1,578	$711

Other comprehensive income:
Unrealized gain (loss) on marketable securities	(174)	-	17	-
Total other comprehensive income	$80	$-	$1,595	$-

Basic and diluted earnings per share	$-	$-	$0.02	$0.01

Weighted average number of shares outstanding	68,478,809	63,458,760	68,673,796	61,425,689

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Six Months Ended June 30, 2007		Year Ended December 31, 2006
	Shares	Amount	Shares	Amount

Common shares:
Balance, beginning of period	68,470,476	$55,629	58,545,115	$49,150
Issued:
Private placement	-	-	9,380,361	6,201
Property acquisition	30,000	17	-	-
Exercise of options	80,000	14	545,000	278
Exercise of share appreciation rights	158,417	54	-	-
Provision for flow-through shares (Note 7(a))	-	(1,769)	-	-
Balance, end of period	68,738,893	53,945	68,470,476	55,629

Share subscriptions:
Balance, beginning of period		-		-
Shares subscribed		11		-
Balance, end of period		11		-

Contributed surplus:
Balance, beginning of period		1,855		1,502
Exercise of options		(8)		(101)
Fair value of stock options recognized		234		454
Fair value of share appreciation rights		(54)		-
Balance, end of period		2,027		1,855

Accumulated other comprehensive income:
Balance, beginning of period		-		-
Cumulative impact from change in accounting policy		405		-
Unrealized gains on marketable securities		17		-
Balance, end of period		422		-

Deficit:
Balance, beginning of period		(39,272)		(39,705)
Income for the period		1,578		433
Balance, end of period		(37,694)		(39,272)

Total Shareholders' Equity		$18,711		$18,212

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Cash provided from (used for):

Operations:
Income for the period	$254	$15	$1,578	$711
Items not involving cash:
Amortization	1	1	1	2
Equity loss from investment in affiliated company	-	-	-	7
Gain on disposition of marketable securities	(664)	(35)	(664)	(1,101)
Gain on disposition of subsidiary	-	(600)	-	(600)
Future income tax recovery	-	-	(1,769)	-
Stock-based compensation	141	444	234	450
Unrealized currency translation gain	(47)	(34)	(66)	(34)
Write-down of marketable securities	-	5	-	5
	(315)	(204)	(686)	(560)
Changes in non-cash working capital items:
Receivables and prepaids	(69)	(44)	(29)	(32)
Accounts payable and accrued liabilities	(39)	685	222	561
	(423)	437	(493)	(31)

Financing:
Issuance of common shares	-	94	15	3,096
Share subscriptions	11	-	11	-
Issuance of common shares	11	94	26	3,096

Investing:
Proceeds from disposal of marketable securities	982	46	982	1,604
Acquisition of marketable securities	(12)	(249)	(12)	(366)
Note receivable	25	-	25	-
Mineral properties, net of recoveries	(1,307)	(905)	(2,427)	(1,182)
Long term investment	(53)	-	(53)	-
	(365)	(1,108)	(1,485)	56

(Decrease) increase in cash and cash equivalents	(777)	(577)	(1,952)	3,121
Cash and cash equivalents, beginning of the period	1,092	4,187	2,267	489

Cash and cash equivalents, end of period	$315	$3,610	$315	$3,610

Supplemental disclosure with respect to cash flows (Note 10)

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $37,694,000 at June 30, 2007.  Furthermore, the Company has working capital of $712,000 as at June 30, 2007, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for:

-

Carib Industries Ltd., in which the Company holds a 78.5% interest;  and

-

Benzdorp Gold N.V., in which the Company holds a 40% interest and is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Refer to Note 2(o) for change in accounting policy.

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for by the cost method.

(g)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(b).  The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  No liability has been recorded as the Company is in the exploration and/or pre-feasibility stage for its properties and the fair value of the liability cannot be reasonably estimated at this stage.

(i)

Earnings per share:

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the period.  For all periods presented, earnings available to common shareholders equal the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted earnings per share presented is the same as basic earnings per share as the effect of outstanding options and warrants in the earnings per share calculation would be anti-dilutive.

(j)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(k)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, fair values of financial instruments, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

(m)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.

(n)

Variable interest entities:

An enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  This standard has no effect on the consolidated financial statements as the Company does not have any VIE’s.

(o)

Change in accounting policy:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements.  This standard requires all financial instruments within its scope, including derivatives, to be included in the Company’s balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Change in accounting policy:     (continued)

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement     (continued)

All financial instruments are classified into one of the following five categories:  held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

•

Available-for-sale financial assets are measured at fair value.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet;

•

Held for trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise;  and

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

In accordance with the new standard, the Company has classified its marketable securities as held for trading securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $833,000 in the carrying value of its marketable securities on initial adoption.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  Section 3865, "Hedges" specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies:  fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  The Company currently does not have any hedges.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Change in accounting policy:     (continued)

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and the account “other comprehensive income” in the statement of operations.

(p)

Comparative figures:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.

Marketable Securities

June 30, 2007

Investment in shares of companies	$245
Unrealized gains	450
$695

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At June 30, 2007, these shares had a cost of $198,792 and a quoted market value of $663,976.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties

		June 30, 2007
	Acquisition	Exploration/
	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$8,066	$11,671

Suriname:
Benzdorp (Note 4(c)(ii))	301	5,590	5,891

Mexico:
Los Arrastres (Note 4(d)(i))	50	9	59
Providencia (Note 4(d)(ii))	17	-	17
Santiago (Note 4(d)(iii))	30	-	30

	$4,003	$13,665	$17,668

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at June 30, 2007 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton.  Glencairn paid the Company $120,546 in fiscal 2005.  In December 2005, Glencairn declared commercial production at its Bellavista mine.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(b)

Bellavista, Costa Rica:     (continued)

The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

(c)

Suriname:

(i)

Sara Kreek:

On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V., (“Wylap Development”) to transfer its interest in Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource) to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and will receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at June 30, 2007, the Company had not yet completed a feasibility study.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

The exploration concessions for the Benzdorp property were due to expire in July 2007, and Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.  An extension is available at the discretion of the Suriname Minister of Natural Resources.  The Company will continue to have the exclusive right to explore the Benzdorp concessions after the expiry date until there is a decision on the application to extend.

(d)

Mexico:

(i)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.

(ii)

Providencia:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Company has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  The formal agreement is scheduled for signing in the third quarter of fiscal 2007.

(iii)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

As at June 30, 2007, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$450	$-	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

Los Arrastres (Note 4(d)(i))	2,450	1,991	-
Providencia (Note 4(d)(ii)) (ii)	2,000	-	-
Santiago (Note 4(d)(iii))	1,970	200	-

	$6,870	$2,191	150,000

(i)

Paid on or before 30 days after the commencement of commercial production.

(ii)

A formal agreement is scheduled for signing in the third quarter of fiscal 2007.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.

Equipment

		June 30, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Office equipment	$140	$134	$6

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Long-Term Investment

In 2005, the Company’s interest in Aztec Metals Inc. (“Aztec”) was diluted from 63% to 27% due to a private placement which Aztec closed in November 2005.  Prior to the dilution, the Company consolidated its financial statements with Aztec whereas subsequent to the dilution the Company’s investment in Aztec was accounted for using the equity method.

In 2006, the Company’s interest in Aztec was further diluted to 19% due to a private placement which Aztec closed in March 2006, in which the Company’s investment in Aztec was thereafter accounted for using the cost method.

In May 2007, the Company exercised its warrants for 500,000 common shares of Aztec at an exercise price of CAD$0.12.

7.

Share Capital

(a)

Authorized and issued:

The Company’s authorized share capital consists of unlimited common shares without par value.

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

In March 2007, the Company renounced CAD$7 million in exploration expenditures from the proceeds of the flow-through private placements in 2006, resulting in an income tax recovery of approximately $1.8 million.

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,884,000 common shares were outstanding as at June 30, 2007.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the six months ended June 30, 2007 is as follows:

	June 30, 2007
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	7,929,000	$0.54
Granted	1,440,000	$0.59
Exercised	(80,000)	$0.22
Converted to stock appreciation
rights on exercise	(310,000)	$0.38
Expired	(95,000)	$0.72
Outstanding, end of period	8,884,000	$0.56

Exercise price range (CAD$)	$0.25 - $1.00

The following table summarizes information about stock options outstanding at June 30, 2007:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Price	Number	Remaining	Exercise	Number	Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at	Prices
(CAD$)	June 30, 2007	(Number of Years)	(CAD$)	June 30, 2007	(CAD$)

$0.01 - $0.24	0	0.00	$0.00	0	$0.00
$0.25 - $0.49	2,764,000	2.8	$0.32	2,764,000	$0.32
$0.50 - $0.74	5,394,500	2.8	$0.62	4,894,500	$0.63
$0.75 - $0.99	185,500	0.2	$0.87	185,500	$0.87
$1.00 - $1.24	540,000	1.7	$1.00	540,000	$1.00
	8,884,000	2.7	$0.56	8,384,000	$0.56

At June 30, 2007, 8,384,000 options are exercisable and expire at various dates from July 4, 2007 to June 15, 2012, with a weighted average remaining life of 2.7 years.  During the six month period ended June 30, 2007, the Company recognized stock-based compensation of $233,963 based on the fair value of options granted that were earned by the provision of services during the period.  Of the options granted in 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vest on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

June 30, 2007

Fair value of options granted during the period	$0.16

Risk-free interest rate	3.27%
Expected dividend yield	0.000000
Expected stock price volatility	0.543400
Expected option life in years	3

(c)

Warrants:

At June 30, 2007, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	June 30, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	-	2,150,000
$0.82	October 18, 2007	247,800	-	-	-	247,800
$0.95	October 18, 2007	350,000	-	-	-	350,000

		2,978,800	-	-	(231,000)	2,747,800

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, June 30, 2007	68,738,893
Property agreements (Note 4(e))	150,000
Stock options (Note 7(b))	8,884,000
Warrants (Note 7(c))	2,747,800

Fully diluted, June 30, 2007	80,520,693

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

8.

Related Party Transactions

For the six month period ended June 30, 2007, salaries of CAD$63,124 were paid to a director and a total of CAD$19,604 was paid to all directors in their capacity as Directors of the Company.  A law firm in which a senior officer is a partner charged fees totalling CAD$62,779 for legal services.

9.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2007

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Supplemental Disclosure with respect to Cash Flows

June 30, 2007

Non-cash financing and investing activities:

Fair value of financial instruments:
Accumulated other comprehensive income	$405
Other comprehensive income	17

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	54
Stock options	8

Shares issued for property acquisitions	17

Canarc Resource Corp.

CORPORATE  INFORMATION

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Bruce Bried ~ President and Chief Operating Officer

Garry Biles ~ Vice-President, Mining

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.